June 3, 2021

By EDGAR Submission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Scott Stringer
Joel Parker

Re: GameStop Corp.
Form 8-K Filed March 23, 2021
Response Dated May 12, 2021
File No. 1-32637

Ladies and Gentlemen:
This letter is submitted in response to the letter dated May 20, 2021 from the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) to Diana Saadeh-Jajeh, Interim Chief Financial Officer and Chief Accounting Officer of GameStop Corp. (the “Company”). For ease of reference, the comment in the SEC letter is presented below in bold italics and is followed by the Company’s response.
Form 8-K Filed March 23, 2021
Exhibit 99.1
Non-GAAP Results

1.    We note your response to comment 1. Your valuation allowance adjustment appears to result in an individually tailored income tax recognition method. Please revise your presentation to omit this adjustment. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Response:
The Company acknowledges the Staff’s comment and in future filings will not include changes in its valuation allowance as a non-GAAP adjustment to tax expense used in calculating Adjusted Net Income.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (650) 863-2396.

Sincerely,

/s/ Diana Saadeh-Jajeh
Diana Saadeh-Jajeh
Interim Chief Financial Officer and Chief Accounting Officer
GameStop Corp.